UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 14)

Mobileye N.V.

(Name of Subject Company (Issuer))

Cyclops Holdings, LLC

(Offeror)

a wholly owned subsidiary of

Intel Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Steven R. Rodgers

Executive Vice President and General Counsel

Intel Corporation

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Telephone: (408) 765-8080

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King Sonia K. Nijjar Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 +1 650 470-4500	Alexander J. Kaarls Houthoff Buruma Gustav Mahlerplein 50 1082 MA Amsterdam The Netherlands +31 20 605 60 00	Barak S. Platt Yigal Arnon & Co. 1 Azrieli Center Round Building Tel Aviv 6702101 Israel +972 3 608 7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,397,689,308.00	$1,784,592.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 222,411,106 ordinary shares, nominal value €0.01 per share, of Mobileye N.V. multiplied by the offer consideration of $63.54 per share, (ii) the net offer consideration for 28,435,593 shares issuable pursuant to outstanding stock options with an exercise price less than $63.54 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $63.54 minus the weighted average exercise price for such stock options of $21.27 per share) and (iii) 1,002,756 shares subject to issuance pursuant to restricted share units multiplied by the offer consideration of $63.54 per share. The foregoing share figures have been provided by the issuer to the offeror and are, as of March 31, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,784,592.00	Filing Party: Cyclops Holdings, LLC and Intel Corporation
Form or Registration No.: Schedule TO	Date Filed: April 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. N51488117	Schedule 13D/A

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intel Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 216,757,856
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 216,757,856
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,757,856
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. N51488117	Schedule 13D/A

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cyclops Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 216,757,856
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 216,757,856
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,757,856
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.3%
14.	TYPE OF REPORTING PERSON OO

This Amendment No. 14 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission (the “Commission”) on April 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), for all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated April 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

This Amendment also constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed jointly by Intel and Purchaser with the Commission on August 18, 2017 with respect to the Shares.

Amendments to the Schedule TO and the Schedule 13D

Items 1, 4, and 11 of the Schedule TO and Item 5 of the Schedule 13D.

Items 1, 4, and 11 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs at the end thereof (capitalized terms used below and not otherwise defined have the meanings ascribed to them in the Offer to Purchase):

The Subsequent Offering Period expired at 11:59 p.m., New York City time, on August 21, 2017. The Depositary has advised Intel and Purchaser that, as of 11:59 p.m., New York City time, on August 21, 2017, 216,757,856 Shares, representing approximately 97.3% of the outstanding Shares, had been validly tendered pursuant to the Offer and had not been properly withdrawn, including Shares tendered during the initial offering period. Purchaser, in accordance with Rule 14d-11(e) promulgated under the Exchange Act, immediately accepted for payment and has promptly paid for or will promptly pay for all Shares that were validly tendered during the Subsequent Offering Period at the same Offer Consideration of $63.54 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.

The full text of the press release issued by Intel and Mobileye announcing the expiration of the Subsequent Offering Period is attached hereto as Exhibit (a)(5)(R) and is incorporated by reference herein.

Item 12 of the Schedule TO.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(R)	Text of Joint Press Release issued by Intel Corporation and Mobileye N.V., dated August 22, 2017, announcing Expiration of the Subsequent Offering Period (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on August 22, 2017).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2017

Cyclops Holdings, LLC

By:	/s/ Robert H. Swan
Robert H. Swan
Manager

Intel Corporation

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and
Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.[1]

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).[1]

(a)(1)(C)	Form of Notice of Guaranteed Delivery.[1]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.[1]

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.[1]

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.[1]

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.[1]

(a)(5)(I)	English Translation of the Japanese-language Extraordinary Report filed by Intel Corporation with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated April 20, 2017.[2]

(a)(5)(J)	Text of Press Release issued by Intel Corporation, dated June 12, 2017, announcing expiration of the waiting period under the HSR Act.[3]

(a)(5)(K)	Text of Press Release issued by Intel Corporation, dated June 14, 2017, announcing approval under the Israel Restrictive Trade Practices Law, 5748-1988.[4]

(a)(5)(L)	Text of Press Release issued by Intel Corporation, dated June 22, 2017, announcing extension of Tender Offer.[5]

(a)(5)(M)	Text of Press Release issued by Intel Corporation, dated July 10, 2017, announcing approval under the competition laws of Germany and Austria.[6]

(a)(5)(N)	Text of Press Release issued by Intel Corporation, dated July 14, 2017, announcing receipt of Pre-Wired Asset Sale Ruling and extension of the Tender Offer.[7]

(a)(5)(O)	Text of Press Release issued by Intel Corporation, dated July 31, 2017, announcing extension of the Tender Offer.[8]

(a)(5)(P)	Text of Press Release issued by Intel Corporation, dated August 1, 2017, announcing satisfaction of Antitrust Clearance Condition and update regarding expiration of the Tender Offer.[9]

Exhibit No.	Description

(a)(5)(Q)	Text of Joint Press Release issued by Intel Corporation and Mobileye N.V., dated August 8, 2017, announcing Completion of the Tender Offer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on August 8, 2017).

(a)(5)(R)	Text of Joint Press Release issued by Intel Corporation and Mobileye N.V., dated August 22, 2017, announcing Expiration of the Subsequent Offering Period (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on August 22, 2017).

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.[1]

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.[1]

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Employment Agreement Addendum, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.[1]

(d)(8)	Power of Attorney of Intel Corporation and Cyclops Holdings, LLC, dated April 20, 2017.[2]

[1]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in its Tender Offer Statement on Schedule TO on April 5, 2017.
[2]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 1 to its Tender Offer Statement on Schedule TO on April 20, 2017.
[3]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 4 to its Tender Offer Statement on Schedule TO on June 12, 2017.
[4]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 6 to its Tender Offer Statement on Schedule TO on June 14, 2017.
[5]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 7 to its Tender Offer Statement on Schedule TO on June 22, 2017.
[6]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 8 to its Tender Offer Statement on Schedule TO on July 10, 2017.
[7]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 9 to its Tender Offer Statement on Schedule TO on July 14, 2017.
[8]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 10 to its Tender Offer Statement on Schedule TO on July 31, 2017.
[9]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 11 to its Tender Offer Statement on Schedule TO on August 1, 2017.